FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company

InterOil Corporation (“InterOil”) 60-92 Cook Street Portsmith, Queensland 4870 Australia
2.	Date of Material Change

May 31, 2006

3.	News Release

A news release was issued in Canada by CCN Matthews on May 31, 2006 and subsequently filed on SEDAR.

4.	Summary of Material Change

InterOil has filed revised unaudited financial statements and accompanying notes for the three month period ended March 31, 2006, and a revised management’s discussion and analysis covering such period on SEDAR.

5.	Full Description of Material Change

The adjustments to InterOil’s unaudited financial statements for the three month period ended March 31, 2006 are related to the failure to accrue $5.6 million in costs of sales and operating expenses for InterOil’s midstream business segment that were incurred during the first quarter of 2006. The failure to accrue these amounts was due to the malfunction of a computer system during the recent move of InterOil’s corporate offices that resulted in the loss of data. Management has initiated steps to ensure that this event does not occur again. The adjustments resulted in InterOil’s consolidated net loss for the three month period ending March 31, 2006 increasing from the previously reported loss of $9.4 million to a consolidated net loss of $14.4 million, and the net loss of InterOil’s midstream business segment for the three month period ending March 31, 2006 increasing from the previously reported loss of $4.7 million to a loss of $10.3 million.

A complete copy of the revised financial statements for the three month period ended March 31, 2006 and the related Management’s Discussion and Analysis is available under InterOil’s profile on at www.sedar.com.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

For further information regarding the matters described in this material change report, please contact Tom Donovan, InterOil’s Chief Financial Officer, at 1 (281) 292-1800.

9.	Date of Report

May 31, 2006.

InterOil Corporation
By:	/s/ Tom Donovan
Tom Donovan
Chief Financial Officer